UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2022
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant's name into English)

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No  ☒

Spotify Technology S.A.
Interim condensed consolidated financial statements
For the three and six months ended June 30, 2022

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Interim condensed consolidated statement of operations
(Unaudited)
(in € millions, except share and per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
Revenue	5	2,864	2,331	5,525	4,478
Cost of revenue		2,160	1,668	4,150	3,267
Gross profit		704	663	1,375	1,211
Research and development		336	255	586	451
Sales and marketing		391	279	687	515
General and administrative		171	117	302	219
		898	651	1,575	1,185
Operating (loss)/income		(194)	12	(200)	26
Finance income	6	118	21	293	125
Finance costs	6	(14)	(25)	(28)	(56)
Finance income/(costs) - net		104	(4)	265	69
(Loss)/income before tax		(90)	8	65	95
Income tax expense	7	35	28	59	92
Net (loss)/income attributable to owners of the parent		(125)	(20)	6	3

(Loss)/earnings per share attributable to owners of the parent
Basic	8	(0.65)	(0.10)	0.03	0.02
Diluted	8	(0.85)	(0.19)	(0.64)	(0.44)
Weighted-average ordinary shares outstanding
Basic	8	192,948,032	191,172,946	192,713,331	190,870,850
Diluted	8	195,859,532	194,084,446	195,624,831	193,051,280

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income/(loss)
(Unaudited)
(in € millions)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
Net (loss)/income attributable to owners of the parent		(125)	(20)	6	3
Other comprehensive income/(loss)
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	15, 21	(4)	(1)	(17)	(3)
Change in net unrealized gain or loss on cash flow hedging instruments	15, 21	8	5	6	(1)
Change in foreign currency translation adjustment		76	(17)	109	24
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gains/(losses) in the fair value of long term investments	15, 21	37	(495)	(201)	(300)
Change in fair value of Exchangeable Notes attributable to changes in credit risk	17, 21	30	—	30	—
Other comprehensive income/(loss) for the period (net of tax)		147	(508)	(73)	(280)
Total comprehensive income/(loss) for the period attributable to owners of the parent		22	(528)	(67)	(277)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position
(in € millions)

	Note	June 30, 2022	December 31, 2021
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	9	445	437
Property and equipment	10	373	372
Goodwill	11	1,111	894
Intangible assets	11	126	89
Long term investments	21	720	916
Restricted cash and other non-current assets	12	84	77
Deferred tax assets	7	7	13
		2,866	2,798
Current assets
Trade and other receivables	13	613	621
Income tax receivable		4	5
Short term investments	21	782	756
Cash and cash equivalents		2,786	2,744
Other current assets	14	337	246
		4,522	4,372
Total assets		7,388	7,170
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		4,789	4,746
Treasury shares	15	(262)	(260)
Other reserves	15	988	853
Accumulated deficit		(3,214)	(3,220)
Equity attributable to owners of the parent		2,301	2,119
Non-current liabilities
Exchangeable Notes	17, 21	1,127	1,202
Lease liabilities	9	592	579
Accrued expenses and other liabilities	19	29	37
Provisions	20	4	7
Deferred tax liabilities	7	1	—
		1,753	1,825
Current liabilities
Trade and other payables	18	825	793
Income tax payable		7	23
Deferred revenue		489	458
Accrued expenses and other liabilities	19	1,951	1,841
Provisions	20	39	22
Derivative liabilities	21	23	89
		3,334	3,226
Total liabilities		5,087	5,051
Total equity and liabilities		7,388	7,170

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity
(Unaudited)
(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2022		—	4,746	(260)	853	(3,220)	2,119
Income for the period		—	—	—	—	131	131
Other comprehensive loss		—	—	—	(220)	—	(220)
Repurchases of ordinary shares		—	—	(2)	—	—	(2)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	15	—	43	—		—	43
Restricted stock units withheld for employee taxes		—	—	—	(11)	—	(11)
Share-based compensation	16	—	—	—	69	—	69
Income tax impact associated with share-based compensation	7	—	—	—	18	—	18
Balance at March 31, 2022		—	4,789	(262)	709	(3,089)	2,147
Loss for the period		—	—	—	—	(125)	(125)
Other comprehensive income		—	—	—	147	—	147
Restricted stock units withheld for employee taxes		—	—	—	(10)	—	(10)
Share-based compensation	16	—	—	—	106	—	106
Income tax impact associated with share-based compensation	7	—	—	—	36	—	36
Balance at June 30, 2022		—	4,789	(262)	988	(3,214)	2,301

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2021		—	4,583	(175)	1,687	(3,290)	2,805
Income for the period		—	—	—	—	23	23
Other comprehensive income		—	—	—	228	—	228
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	15	—	47	4	—	—	51
Restricted stock units withheld for employee taxes		—	—	—	(16)	—	(16)
Share-based compensation	16	—	—	—	49	—	49
Income tax impact associated with share-based compensation	7	—	—	—	104	—	104
Balance at March 31, 2021		—	4,630	(171)	2,052	(3,267)	3,244
Loss for the period		—	—	—	—	(20)	(20)
Other comprehensive loss		—	—	—	(508)	—	(508)
Issuance of shares upon exercise of stock options and restricted stock units	15	—	26	—	—	—	26
Restricted stock units withheld for employee taxes		—	—	—	(12)	—	(12)
Share-based compensation	16	—	—	—	64	—	64
Income tax impact associated with share-based compensation	7	—	—	—	(95)	—	(95)
Balance at June 30, 2021		—	4,656	(171)	1,501	(3,287)	2,699

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows
(Unaudited)
(in € millions)

		Six months ended June 30,
	Note	2022	2021
Operating activities
Net income		6	3
Adjustments to reconcile net income to net cash flows
Depreciation of property and equipment and lease right-of-use assets	9, 10	56	45
Amortization of intangible assets	11	21	16
Excess and obsolete reserve	14	16	—
Share-based compensation expense	16	173	116
Finance income	6	(293)	(125)
Finance costs	6	28	56
Income tax expense	7	59	92
Other		(1)	5
Changes in working capital:
Increase in trade receivables and other assets		(9)	(80)
Increase/(decrease) in trade and other liabilities		35	(37)
Increase in deferred revenue		16	54
Increase/(decrease) in provisions	20	11	(1)
Interest paid on lease liabilities	9	(26)	(24)
Interest received		5	2
Income tax paid		(21)	(3)
Net cash flows from operating activities		76	119
Investing activities
Business combinations, net of cash acquired	4	(199)	(101)
Purchases of property and equipment	10	(15)	(44)
Purchases of short term investments	21	(211)	(224)
Sales and maturities of short term investments	21	219	224
Change in restricted cash	12	(2)	—
Other		(5)	(8)
Net cash flows used in investing activities		(213)	(153)
Financing activities
Proceeds from exercise of stock options	16	43	77
Repurchases of ordinary shares	15	(2)	—
Payments of lease liabilities	9	(20)	(16)
Lease incentives received	9	2	—
Proceeds from issuance of Exchangeable Notes, net of costs	17	—	1,223
Payments for employee taxes withheld from restricted stock unit releases	16	(21)	(28)
Net cash flows from financing activities		2	1,256
Net (decrease)/increase in cash and cash equivalents		(135)	1,222
Cash and cash equivalents at beginning of the period		2,744	1,151
Net foreign exchange gains on cash and cash equivalents		177	67
Cash and cash equivalents at June 30		2,786	2,440
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	4	—	9
Recognition of lease right-of-use asset in exchange for lease liabilities	9	12	13
Purchases of property and equipment in trade and other liabilities	10	4	22

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements
(Unaudited)

1.Corporate information
Spotify Technology S.A. (the "Company" or "parent") is a public limited company incorporated and domiciled in Luxembourg. The Company's registered office is 42-44 avenue de la Gare, L-1610, Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the "Group," "we," "us," or "our") is audio streaming. The Group's premium service ("Premium Service") provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group's ad-supported service ("Ad-Supported Service" and together with the Premium Service, the "Service") has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.Basis of preparation and summary of significant accounting policies
The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and six months ended June 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2021, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.
New and amended standards and interpretations adopted by the Group
There are no new International Financial Reporting Standards (“IFRS") or IFRS Interpretation Committee ("IFRIC") interpretations effective for the six months ended June 30, 2022 that have a material impact to the interim condensed consolidated financial statements.
New standards and interpretations issued not yet effective
In January 2020, the International Accounting Standards Board ("IASB") issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The amendment would require the Group to reclassify the Exchangeable Notes as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes.
There are no other IFRS or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Group's interim condensed consolidated financial statements.
3.Critical accounting estimates and judgments
In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.Business combinations
Findaway
On June 15, 2022, the Group acquired 100% of Findaway World, LLC (“Findaway”), a digital audiobook distribution platform. The acquisition allows the Group to accelerate its audiobook content offering.
The fair value of the purchase consideration was €117 million in cash, paid at closing. The acquisition was accounted for under the acquisition method. The provisional purchase price allocation to assets acquired and liabilities assumed in the acquisition are as follows:

(in € millions)
Cash and cash equivalents	8
Trade and other receivables	12
Other current assets	15
Intangible assets	22
Trade and other payables	11
Accrued expenses and other liabilities	12
Total identifiable net assets	34
Goodwill	83
Fair value of net assets acquired	117

The Group incurred €5 million in acquisition related costs which were recognized as general and administrative expenses.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. The goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
The intangible assets acquired relate to existing technology, trade name and publisher relationships. The useful lives of the existing technology and trade name are five years each and the useful life of the publisher relationships is seven years. The Group valued the existing technology and trade name using the relief from royalty method, under the income approach. The Group valued the publisher relationships using the multi-period excess earnings method, under the income approach.
In addition to the purchase consideration, there are cash payments of €13 million that are contingent on the continued employment of certain employees. In addition, €5 million of equity instruments were offered to and accepted by certain employees, which have vesting conditions contingent upon continued employment and are accounted for as equity-settled share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.
The purchase price allocation is provisional as of June 30, 2022, and we expect to finalize as soon as practicable, no later than one year from the date of acquisition.
Podsights and Chartable
During February 2022, the Group acquired 100% of In Defense of Growth Inc. ("Podsights") and Chartable Holding, Inc. ("Chartable") to provide improved podcast ad measurement and analytics services. These acquisitions allow the Group to expand and scale its podcast monetization and product offering for advertisers and publishers.
The combined fair value of the purchase consideration for the two acquisitions was €83 million in cash, paid at closing. The acquisitions were accounted for under the acquisition method. Of the total purchase consideration, €59 million has been recorded to goodwill, €26 million to acquired intangible assets, €4 million to cash and cash equivalents, €1 million to other tangible net assets, and €7 million to deferred tax liabilities. The Group incurred €2 million in acquisition related costs which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
The intangible assets acquired relate to existing technology and customer relationships. The useful lives of existing technology ranges from three to five years and the useful life of customer relationships is one year. The Group valued the existing technology using the multi-period excess earnings and replacement cost methods, under the income approach and cost approach, respectively. The Group valued the customer relationships using the replacement cost method, under the cost approach.
In addition to the purchase consideration, there are cash payments of €21 million that are contingent on the continued employment of certain employees. In addition, €10 million of equity instruments were offered to and accepted by certain employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.
For the three and six months ended June 30, 2022, revenues and operating results of the acquired businesses were not significant to the Group's condensed consolidated statement of operations.
The amount for business combinations, net of cash acquired, within the condensed consolidated statement of cash flows for the six months ended June 30, 2022 includes €11 million of investing cash outflows for deferred and contingent consideration of previous business combinations.
5.Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. The operations of businesses acquired during the three and six months ended June 30, 2021 and 2022 are included in the Ad-Supported segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(in € millions)
Premium
Revenue	2,504	2,056	4,883	3,987
Cost of revenue	1,804	1,423	3,508	2,816
Gross profit	700	633	1,375	1,171
Ad-Supported
Revenue	360	275	642	491
Cost of revenue	356	245	642	451
Gross profit	4	30	—	40
Consolidated
Revenue	2,864	2,331	5,525	4,478
Cost of revenue	2,160	1,668	4,150	3,267
Gross profit	704	663	1,375	1,211

Reconciliation of segment gross profit

Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group's (loss)/income before tax is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(in € millions)
Segment gross profit	704	663	1,375	1,211
Research and development	(336)	(255)	(586)	(451)
Sales and marketing	(391)	(279)	(687)	(515)
General and administrative	(171)	(117)	(302)	(219)
Finance income	118	21	293	125
Finance costs	(14)	(25)	(28)	(56)
(Loss)/income before tax	(90)	8	65	95

Revenue by country

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(in € millions)
United States	1,143	871	2,163	1,663
United Kingdom	273	239	546	464
Luxembourg	2	2	4	3
Other countries	1,446	1,219	2,812	2,348
	2,864	2,331	5,525	4,478

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in "Other countries."

6.Finance income and costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 21)	18	—	68	22
Fair value movements on Exchangeable Notes (Note 21)	41	17	131	66
Interest income	7	2	10	5
Foreign exchange gains	52	—	74	29
Other finance income	—	2	10	3
Total	118	21	293	125
Finance costs
Interest expense on lease liabilities	(10)	(10)	(20)	(20)
Transaction costs in relation to issuance of Exchangeable Notes	—	—	—	(18)
Other finance costs	(4)	(3)	(8)	(6)
Foreign exchange losses	—	(12)	—	(12)
Total	(14)	(25)	(28)	(56)

7.Income tax
The effective tax rates for the three months ended June 30, 2022 and 2021 were (39.4)% and 319.6%, respectively. The effective tax rates for the six months ended June 30, 2022 and 2021 were 90.9% and 96.6%, respectively. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group's earnings and the applicable tax rates in the various jurisdictions where the Group operates.
For the three months ended June 30, 2022, the income tax expense of €35 million was due primarily to the impact of utilizing historical share-based compensation deductions recognized in equity. For the three months ended June 30, 2021, the income tax expense of €28 million was due primarily to current period share-based compensation deductions recognized in equity as well as the derecognition of deferred taxes as a result of the unrealized decrease in the fair value of the Group's long term investment in Tencent Music Entertainment Group (“TME”).
For the six months ended June 30, 2022, the income tax expense of €59 million was due primarily to the impact of utilizing historical share-based compensation deductions recognized in equity. For the six months ended June 30, 2021, the income tax expense of €92 million was due primarily to the reassessment of uncertain tax positions of €38 million, current period share-based compensation deductions recognized in equity and the unrealized decrease in the fair value of the TME investment which resulted in additional tax expense.
Transactions recorded through other comprehensive income/(loss) have been shown net of their tax impact, as applicable.
We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of our tax reserves. If we conclude that it is not probable that our tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes.

Tax provisions related to uncertain tax positions in the condensed consolidated statement of financial position were €4 million and €6 million as of June 30, 2022 and December 31, 2021, respectively. None of the provisions related to uncertain tax positions are reasonably expected to be resolved within the next twelve months. Interest and penalties included in income tax expense were not material in any of the periods presented. Due to the uncertainty associated with our tax positions, any future agreement with the tax authorities could have a significant impact on our results of operations, financial condition and cash flows.
Net deferred tax assets of €6 million and €13 million have been recorded in the condensed consolidated statement of financial position as of June 30, 2022 and December 31, 2021, respectively. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future tax profit, primarily past operating results. As of June 30, 2022 and December 31, 2021, deferred tax assets of €603 million and €630 million have not been recognized.
8.(Loss)/earnings per share
Basic (loss)/earnings per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted loss per share when their effect is dilutive. The computation of (loss)/earnings per share for the respective periods is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(in € millions, except share and per share data)
Basic (loss)/earnings per share
Net (loss)/income attributable to owners of the parent	(125)	(20)	6	3
Shares used in computation:
Weighted-average ordinary shares outstanding	192,948,032	191,172,946	192,713,331	190,870,850
Basic (loss)/earnings per share attributable to owners of the parent	(0.65)	(0.10)	0.03	0.02

Diluted loss per share
Net (loss)/income attributable to owners of the parent	(125)	(20)	6	3
Fair value gains on dilutive warrants	—	—	—	(21)
Fair value gains on dilutive Exchangeable Notes	(41)	(17)	(131)	(66)
Net loss used in the computation of diluted loss per share	(166)	(37)	(125)	(84)
Shares used in computation:
Weighted-average ordinary shares outstanding	192,948,032	191,172,946	192,713,331	190,870,850
Warrants	—	—	—	260,760
Exchangeable Notes	2,911,500	2,911,500	2,911,500	1,919,670
Diluted weighted-average ordinary shares	195,859,532	194,084,446	195,624,831	193,051,280
Diluted loss per share attributable to owners of the parent	(0.85)	(0.19)	(0.64)	(0.44)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Stock options	13,399,202	9,335,986	13,399,202	9,335,986
Restricted stock units	2,457,577	1,462,270	2,457,577	1,462,270
Other contingently issuable shares	71,717	108,720	71,717	108,720
Warrants	1,600,000	800,000	1,600,000	—

9.Leases
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are up to twelve years. The Group currently does not act in the capacity of a lessor.
Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2022	632
Increases	12
Decreases	—
Exchange differences	33
At June 30, 2022	677
Accumulated depreciation
At January 1, 2022	(195)
Depreciation charge	(28)
Decreases	—
Exchange differences	(9)
At June 30, 2022	(232)
Cost, net accumulated depreciation
At January 1, 2022	437
At June 30, 2022	445
Below is the roll-forward of lease liabilities:

Lease liabilities	2022	2021
	(in € millions)
At January 1	623	608
Increases	12	13
Payments (1)	(46)	(40)
Interest expense	20	20
Lease incentives received (1)	2	—
Exchange differences	35	13
At June 30	646	614
(1)Included within the condensed consolidated statement of cash flows

Below is the maturity analysis of lease liabilities:

Lease liabilities	June 30, 2022
Maturity Analysis	(in € millions)
Less than one year	97
One to five years	380
More than five years	423
Total lease commitments	900
Impact of discounting remaining lease payments	(252)
Lease incentives receivable	(2)
Total lease liabilities	646
Lease liabilities included in the condensed consolidated statement of financial position
Current	54
Non-current	592
Total	646
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €1 million and €2 million for the three months ended June 30, 2022 and 2021, respectively, and €3 million and €4 million for the six months ended June 30, 2022 and 2021, respectively. Additionally, the Group has entered into certain lease agreements with approximately €3 million of commitments, which had not commenced as of June 30, 2022, and as such, have not been recognized in the condensed consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the condensed consolidated statement of financial position as of June 30, 2022 was 6.4%.
10.Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2022	83	422	505
Additions	4	4	8
Exchange differences	4	23	27
At June 30, 2022	91	449	540
Accumulated depreciation
At January 1, 2022	(46)	(87)	(133)
Depreciation charge	(7)	(21)	(28)
Exchange differences	(2)	(4)	(6)
At June 30, 2022	(55)	(112)	(167)
Cost, net accumulated depreciation
At January 1, 2022	37	335	372
At June 30, 2022	36	337	373
The Group had €4 million of leasehold improvements that were not placed into service as of both June 30, 2022 and December 31, 2021.

11.     Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2022	64	105	169	894	1,063
Additions	4	—	4	—	4
Acquisition, business combination (Note 4)	—	48	48	142	190
Exchange differences	—	9	9	75	84
At June 30, 2022	68	162	230	1,111	1,341
Accumulated amortization
At January 1, 2022	(33)	(47)	(80)	—	(80)
Amortization charge	(9)	(12)	(21)	—	(21)
Exchange differences	—	(3)	(3)	—	(3)
At June 30, 2022	(42)	(62)	(104)	—	(104)
Cost, net accumulated amortization
At January 1, 2022	31	58	89	894	983
At June 30, 2022	26	100	126	1,111	1,237

Amortization charges related to intangible assets of €9 million and €7 million are included in research and development in the condensed consolidated statement of operations during the three months ended June 30, 2022 and 2021, respectively. Amortization charges related to intangible assets of €17 million and €13 million are included in research and development in the condensed consolidated statement of operations during the six months ended June 30, 2022 and 2021, respectively. There were no impairment charges for goodwill or intangible assets for the three and six months ended June 30, 2022 and 2021, respectively.
12.     Restricted cash and other non-current assets

	June 30, 2022	December 31, 2021
	(in € millions)
Restricted cash
Lease deposits and guarantees	55	51
Other	5	1
Other non-current assets	24	25
Total	84	77

13.Trade and other receivables

	June 30, 2022	December 31, 2021
	(in € millions)
Trade receivables	433	443
Less: allowance for expected credit losses	(6)	(6)
Trade receivables - net	427	437
Other receivables	186	184
Total	613	621

14.     Other current assets

	June 30, 2022	December 31, 2021
	(in € millions)
Content assets	183	161
Prepaid expenses and other	134	74
Derivative assets	20	11
Total	337	246

Content asset amortization of €45 million and €26 million is included in cost of revenue in the condensed consolidated statement of operations for the three months ended June 30, 2022 and 2021, respectively. Content asset amortization of €86 million and €49 million is included in cost of revenue in the condensed consolidated statement of operations for the six months ended June 30, 2022 and 2021, respectively.

During the three months ended June 30, 2022, we recorded an excess and obsolete inventory provision against current assets and an adverse purchase commitment provision (see Note 20) resulting in a total expense of €31 million which is included in cost of revenue in the condensed consolidated statement of operations.

15.     Equity and other reserves
As of June 30, 2022 and December 31, 2021, the Company had 196,858,811 and 195,614,910 ordinary shares issued and fully paid, respectively, with 3,858,344 and 3,463,099 ordinary shares held as treasury shares, respectively.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through June 30, 2022, 469,274 shares were repurchased for €100 million under this program.
For the three months ended June 30, 2022, the Company did not repurchase any of its own ordinary shares and reissued 118,979 treasury shares upon the exercise of stock options, restricted stock units, and contingently issuable shares. For the six months ended June 30, 2022, the Company repurchased 1,209,040 of its own ordinary shares and reissued 813,795 treasury shares upon the exercise of stock options, restricted stock units, and contingently issuable shares. For the three and six months ended June 30, 2021, the Company repurchased 1,000,000 of its own ordinary shares and reissued 377,569 and 1,143,165 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares.
As of June 30, 2022 and December 31, 2021, the Group's founders held 349,876,040 and 350,514,260 beneficiary certificates, respectively.

Other reserves

	2022	2021
	(in € millions)
Currency translation
At January 1	17	(54)
Currency translation	109	24
At June 30	126	(30)
Short term investments
At January 1	(3)	5
Losses on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(18)	(3)
Losses/(gains) reclassified to condensed consolidated statement of operations	1	(1)
Deferred tax	—	1
At June 30	(20)	2
Long term investments
At January 1	(26)	1,059
Losses on fair value not to be subsequently reclassified to condensed consolidated statement of operations	(209)	(378)
Deferred tax	8	78
At June 30	(227)	759
Exchangeable Notes
At January 1	—	—
Gains on fair value attributable to changes in credit risk	41	—
Deferred tax	(11)	—
At June 30	30	—
Cash flow hedges
At January 1	(4)	(3)
Losses on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(3)	(7)
Losses reclassified to revenue	27	28
Gains reclassified to cost of revenue	(18)	(22)
At June 30	2	(4)
Share-based compensation
At January 1	869	680
Share-based compensation	175	113
Income tax impact associated with share-based compensation	54	9
Restricted stock units withheld for employee taxes	(21)	(28)
At June 30	1,077	774
Other reserves at June 30	988	1,501

16.     Share-based compensation
The expense recognized in the condensed consolidated statement of operations for share-based compensation is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(in € millions)
Cost of revenue	2	2	4	4
Research and development	57	36	94	60
Sales and marketing	21	12	34	21
General and administrative	25	18	41	31
Total	105	68	173	116

Activity in the Group's RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2022	1,425,196	211.25	108,720	145.19
Granted	1,491,062	144.92	30,824	162.21
Forfeited	(116,128)	205.16	(20,357)	145.21
Released	(342,553)	188.29	(47,470)	145.20
Outstanding at June 30, 2022	2,457,577	174.49	71,717	152.50

In connection with the acquisition of Podsights during the three months ended March 31, 2022, the Company granted 30,824 equity instruments to certain employees of Podsights. The instruments vest annually over a four-year period from the acquisition date and the vesting is contingent upon continued employment. The instruments are accounted for as equity-settled share-based payment transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value for each equity instrument granted to employees of Podsights was US$162.21.

In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees' tax obligations due upon the vesting of RSUs and other contingently issuable shares.
Activity in the Group's stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2022	8,695,348	190.19
Granted	5,745,725	162.67
Forfeited	(281,568)	230.59
Exercised	(619,115)	78.28
Expired	(141,188)	210.61
Outstanding at June 30, 2022	13,399,202	182.50
Exercisable at January 1, 2022	4,453,983	152.64
Exercisable at June 30, 2022	4,960,518	172.03
The weighted-average contractual life for the stock options outstanding at June 30, 2022 was 3.3 years. The weighted average share price at exercise for options exercised during the six months ended June 30, 2022 was US$158.66. The weighted average fair value of options granted during the six months ended June 30, 2022 was US$47.09 per option.
The following table lists the inputs to the Black-Scholes option-pricing models used for share-based compensation for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Expected volatility (%)	44.5 - 54.9	33.2 - 42.9	35.9 - 54.9	33.2 - 42.9
Risk-free interest rate (%)	2.5 - 2.9	0.3 - 0.8	0.9 - 2.9	0.2 - 0.8
Expected life of stock options (years)	2.6 - 4.9	2.6 - 4.8	2.6 - 4.9	2.6 - 4.8
Weighted average share price (US$)	116.00	252.80	144.09	303.39

17.     Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US$1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”), which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs of €18 million. The transaction costs were immediately expensed and included in finance costs in the condensed consolidated statement of operations for the three months ended March 31, 2021.
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer's future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only under certain circumstances as set forth in the indenture governing the Exchangeable Notes (the "Indenture"). The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the six months ended June 30, 2022.
The Exchangeable Notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. The Exchangeable Notes will be redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and
(2) the trading day immediately before the date the Issuer sends such notice.
In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
Upon the occurrence of a “fundamental change” as set forth in the Indenture, noteholders may require the Issuer to repurchase their Exchangeable Notes at a cash repurchase price equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date as set forth in the Indenture.
The Group accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. The fair value of the Exchangeable Notes as of June 30, 2022 was €1,127 million. See Note 21 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

18.Trade and other payables

	June 30, 2022	December 31, 2021
	(in € millions)
Trade payables	578	534
Value added tax and sales taxes payable	233	229
Other current liabilities	14	30
Total	825	793

19.Accrued expenses and other liabilities

	June 30, 2022	December 31, 2021
	(in € millions)
Non-current
Other accrued liabilities	29	37
Total	29	37
Current
Accrued fees to rights holders	1,537	1,378
Accrued salaries, vacation, and related taxes	103	92
Accrued social costs for options and RSUs	7	84
Accrued operating liabilities	195	188
Other accrued expenses	109	99
Total	1,951	1,841

20.Provisions

	Legal contingencies	Indirect tax	Onerous Contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2022	4	8	10	7	29
Charged/(credited) to the condensed statement of operations:
Additional provisions	—	2	18	—	20
Reversal of unutilized amounts	—	(1)	(2)	—	(3)
Exchange differences	1	—	—	—	1
Utilized	—	—	(4)	—	(4)
Carrying amount at June 30, 2022	5	9	22	7	43
As at January 1, 2022
Current portion	4	8	6	4	22
Non-current portion	—	—	4	3	7
As at June 30, 2022
Current portion	5	9	21	4	39
Non-current portion	—	—	1	3	4

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group's financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
As of April 2019, the Group's settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs' challenges to the limitation of liability in the Music Modernization Act.
21.Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the condensed consolidated statement of operations was approximately €1,207 million and €868 million, respectively, as of June 30, 2022, and approximately €1,185 million and €835 million, respectively, as of December 31, 2021.

Fair values

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group's financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2022
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,980	—	—	1,980
Time Deposits	48	—	—	48
Short term investments:
Money market funds	25	—	—	25
Government securities	240	6	—	246
Corporate notes	—	329	—	329
Fixed income funds	182	—	—	182
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Long term investments	681	—	39	720
Total financial assets at fair value	3,156	355	39	3,550
Financial liabilities at fair value
Exchangeable Notes	—	—	1,127	1,127
Derivatives (not designated for hedging):
Warrants	—	—	4	4
Derivatives (designated for hedging):
Foreign exchange forwards	—	19	—	19
Total financial liabilities at fair value	—	19	1,131	1,150

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2021
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,970	—	—	1,970
Short term investments:
Money market funds	25	—	—	25
Government securities	204	18	—	222
Corporate notes	—	308	—	308
Collateralized reverse purchase agreements	—	67	—	67
Fixed income funds	134	—	—	134
Derivatives (designated for hedging):
Foreign exchange forwards	—	11	—	11
Long term investments	852	—	64	916
Total financial assets at fair value	3,185	404	64	3,653
Financial liabilities at fair value
Exchangeable Notes	—	—	1,202	1,202
Derivatives (not designated for hedging):
Warrants	—	—	72	72
Derivatives (designated for hedging):
Foreign exchange forwards	—	17	—	17
Contingent consideration	—	—	17	17
Total financial liabilities at fair value	—	17	1,291	1,308

The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the six months ended June 30, 2022, there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment - Tencent Music Entertainment Group
The Group's approximate 8% investment in TME is carried at fair value through other comprehensive income/(loss). The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2022	2021
	(in € millions)
At January 1	852	2,228
Changes in fair value recorded in other comprehensive income/(loss)	(175)	(382)
At June 30	677	1,846
A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €610 million to €745 million at June 30, 2022.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.

Long term investments - Other
The Group has interests in certain long term investments, the most significant of which is our equity investment in Kid Distro Holdings, LLC ("DistroKid"), an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive income/(loss). The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2022	2021
	(in € millions)
At January 1	64	49
Initial purchase of long term investment	3	—
Changes in fair value recorded in other comprehensive income/(loss)	(30)	4
Changes in fair value recognized in condensed consolidated statement of operations	—	(3)
Effect of changes in foreign exchange rates	2	1
At June 30	39	51
Warrants
As of June 30, 2022 and December 31, 2021, the number of outstanding warrants was 1,600,000.
The outstanding warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

June 30, 2022
Expected term (years)	2.2
Risk free rate (%)	2.9
Volatility (%)	55.0
Share price (US$)	93.83

The table below presents the changes in the warrants liability:

	2022	2021
	(in € millions)
At January 1	72	89
Changes in fair value recognized in condensed consolidated statement of operations	(71)	(24)
Effect of changes in foreign exchange rates	3	2
At June 30	4	67

A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €3 million to €6 million at June 30, 2022.

Contingent consideration
On April 1, 2019, the Group acquired Cutler Media, LLC ("Parcast"), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration is valued by the Group using a simulation of user engagement outcomes. The change in the fair value of the contingent consideration is recognized within general and administrative expenses in the condensed consolidated statement of operations.

The table below presents the changes in the contingent consideration liability:

	2022	2021
	(in € millions)
At January 1	17	30
Contingent consideration payments	(18)	(17)
Changes in fair value recognized in condensed consolidated statement of operations	—	2
Effect of changes in foreign exchange rates	1	1
At June 30	—	16
As of June 30, 2022, the contingent consideration was fully paid.
Exchangeable Notes
The table below presents the changes in the Exchangeable Notes:

	2022	2021
	(in € millions)
At January 1	1,202	—
Initial recognition	—	1,232
Changes in fair value recognized in condensed consolidated statement of operations	(131)	(66)
Changes in fair value recorded in other comprehensive income/(loss)	(41)	—
Effect of changes in foreign exchange rates	97	33
At June 30	1,127	1,199
The change in estimated fair value is recognized within finance income/(costs) in the condensed consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive income/(loss) and will not be reclassified to the condensed consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 75% was applied to the binomial option pricing model and a weight of 25% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

June 30, 2022
Risk free rate (%)	3.0
Discount rate (%)	6.8
Volatility (%)	45.0
Share price (US$)	93.83
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,123 million to €1,136 million at June 30, 2022. A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,126 million to €1,130 million at June 30, 2022. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,158 million to €1,098 million at June 30, 2022.

22.     Commitments and contingencies
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content:

	June 30, 2022	December 31, 2021
	(in € millions)
Not later than one year	746	788
Later than one year but not more than five years	1,510	2,491
	2,256	3,279

In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments:

	June 30, 2022	December 31, 2021
	(in € millions)
Not later than one year	287	362
Later than one year but not more than five years	675	435
More than five years	140	—
	1,102	797

Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters arising from alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising from supplier and other contractual relationships. As a general matter, the music and other content made available on the Group's Service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group's royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group's operations or its financial position, liquidity, or results of operations.

On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license pursuant to Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. On July 1, 2022, the Copyright Royalty Board issued its initial ruling to set those rates in light of the D.C. Circuit’s opinion. That ruling will need to be adapted into regulations, which, when issued by the U.S. Copyright Office, will become law. Until the final rates are determined, our recorded royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. Changes to these estimates could either benefit or adversely affect our results of operations and financial condition.

23.     Events after the reporting period

On July 11, 2022, the Group acquired 100% of Sonantic Limited ("Sonantic"), an artificial intelligence voice platform. This acquisition allows the Group to expand text-to-speech capabilities across the Group's platform.

The fair value of the purchase consideration was €91 million in cash, paid at closing. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €60 million has been recorded to goodwill and €31 million to acquired intangible assets. Our purchase price allocation is provisional as of June 30,2022, and we expect to finalize as soon as practicable, no later than one year from the date of acquisition.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible," and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•our ability to attract prospective users, retain existing users, and monetize our products and services;
•competition for users, user listening time, and advertisers;
•risks associated with our international operations and our ability to manage our growth;
•our emphasis on innovation and long-term user engagement over short-term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to be profitable or generate positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising;
•our ability to generate revenues from podcasts and other non-music content;
•potential disputes or liabilities associated with content made available on our Service (as defined above);
•risks relating to acquisitions, investments, and strategic alliances;
•the impact of the COVID-19 pandemic and other public health crises;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content;
•our ability to comply with complex license agreements;
•our ability to accurately estimate royalty payments under our license agreements and relevant statutes;
•the limitations on our operating flexibility due to financial commitments required under certain of our license agreements;
•our ability to identify the compositions and ownership thereof embodied in sound recordings in order to obtain licenses or comply with existing license agreements;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•our ability to maintain user data security;
•undetected errors, bugs, or vulnerabilities in our products;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;
•changes in laws or regulations affecting us;
•risks relating to privacy and data security;
•our ability to maintain, protect, and enhance our brand;
•our ability to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives;
•payment-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access capital to support growth;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions, such as the current conflict between Russia and Ukraine;
•our ability to accurately estimate user metrics and other estimates;
•our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service;
•risks related to our Exchangeable Notes (as defined above);

•tax-related risks;
•the concentration of voting power among our founders, which limits shareholders' ability to influence our governance and business; and
•risks related to our status as a foreign private issuer and a Luxembourg company.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021 ("Annual Report on Form 20-F"), Part II, Item 1A. "Risk Factors" below, and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our Service, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the channels listed on our Investors website.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the world's most popular audio streaming subscription service. With a presence in 183 countries and territories, our platform includes 433 million monthly active users ("MAUs"), including 188 million Premium Subscribers (as defined below) as of June 30, 2022.

We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 14% year-over-year, as of June 30, 2022, to 188 million. Our 433 million MAUs have grown 19% year-over-year, as of June 30, 2022.
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs.

For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. In the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Acquisitions
On June 15, 2022, the Group acquired 100% of Findaway World, LLC (“Findaway”), a digital audiobook distribution platform for a total purchase consideration of €117 million. The acquisition allows the Group to accelerate its audiobook content offering.
During February 2022, the Group acquired Podsights and Chartable to provide improved podcast ad measurement and analytics services for a total purchase consideration of €83 million. These acquisitions allow the Group to expand and scale its podcast monetization and product offering for advertisers and publishers.

Global Marketing Partnerships
On March 15, 2022, we announced a long-term partnership with Football Club Barcelona ("FC Barcelona") whereby Spotify will become the Main Partner of FC Barcelona and its Official Audio Streaming Partner. This partnership went into effect on July 1, 2022 and allows Spotify to amplify artist voices, connect artists to new and existing fans, and help grow our global user base across key growth markets and audience segments.

Long term investment - Tencent Music Entertainment Group
During the six months ended June 30, 2022, the fair value of our holdings in TME decreased by €175 million from €852 million as of December 31, 2021 to €677 million as of June 30, 2022 due to the decline in TME's share price during this period. The market value of our investment in TME fluctuates due to volatility in the share price used to measure the investment. Furthermore, the value of our investment is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies.
Impact of Russia-Ukraine Conflict
In February 2022, as a result of the Russia-Ukraine conflict, economic sanctions were imposed on Russian individuals and entities, including financial institutions, by countries around the world, including the U.S. and the European Union.
During March 2022, we began winding down our operations and suspending our service in Russia. By April 11, 2022, we have fully suspended our service in Russia. Suspension of our service in Russia did not have a material impact to our business, operating results, or financial condition.

For additional information, see "Key Performance Indicators" section below. Also, refer to Part II, Item 1A. "Risk Factors" below.

Key Performance Indicators

We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, though we strive to detect and minimize non-bona fide accounts that may typically be created in an attempt to artificially stream content, they may contribute, from time to time, to an overstatement in our reported MAUs. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, and in our other filings with the SEC.

The table below sets forth our MAUs as of June 30, 2022 and 2021.

	As of June 30
	2022	2021	Change
	(in millions, except percentages)
MAUs	433	365	68	19%

MAUs were 433 million as of June 30, 2022 and 365 million as of June 30, 2021, which represented an increase of 19%. MAUs benefited from our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offering and product enhancements resulting in increased user engagement and customer satisfaction.

Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of June 30, 2022 and 2021.

	As of June 30
	2022	2021	Change
	(in millions, except percentages)
Premium Subscribers	188	165	23	14%

Premium Subscribers were 188 million as of June 30, 2022 and 165 million as of June 30, 2021, which represented an increase of 14%. The increase was driven primarily by our standard plan including related free trial offers and global campaigns. Our Family Plan also accounted for a significant portion of gross added Premium Subscribers.

Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of June 30, 2022 and 2021.

	As of June 30
	2022	2021	Change
	(in millions, except percentages)
Ad-Supported MAUs	256	210	46	22%

Ad-Supported MAUs were 256 million as of June 30, 2022 and 210 million as of June 30, 2021, which represented an increase of 22%. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offering and product enhancements resulting in increased user engagement and customer satisfaction.

Premium ARPU
Premium average revenue per user ("ARPU") is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.

The table below sets forth our average Premium ARPU for the three and six months ended June 30, 2022 and 2021.

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
Premium ARPU	€4.54	€4.29	€0.25	6%	€4.46	€4.21	€0.25	6%

For the three months ended June 30, 2022 and 2021, Premium ARPU was €4.54 and €4.29, respectively, which represented an increase of 6%. This increase of €0.25 is primarily attributable to movements in foreign exchange rates, increasing Premium ARPU by €0.27. Additionally, there was an increase in ARPU for the Family Plan, as a result of price increases, which was partially offset by a decrease in ARPU as a result of changes in Premium Subscriber mix.

For the six months ended June 30, 2022 and 2021, Premium ARPU was €4.46 and €4.21, respectively, which represented an increase of 6%. The increase was due principally to movements in foreign exchange rates, increasing Premium ARPU by €0.21. Additionally, there was an increase in ARPU for the Family Plan, as a result of price increases.

How We Generate Revenue

We operate and manage our business in two reportable segments - Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by the chief operating decision maker to monitor performance and make operating decisions. See Note 5 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.

Premium
We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.

Ad-Supported
We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a sound recording and musical composition are streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan, Duo Plan, and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials.

Cost of revenue also includes the amortization of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. We make payments to podcast publishers, whose content we monetize through advertising sales, which are also included in cost of revenue.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.

Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of our Premium Service. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers' liability insurance, director fees, and fair value adjustments on contingent consideration.

Results of Operations

Impact of COVID-19 pandemic
The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, maintaining business continuity, and supporting the global music community, including providing the ability to work-from-home for our employees.

The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. We will continue to actively monitor and respond accordingly to the changing conditions created by the pandemic. Refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Revenue

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Premium	2,504	2,056	448	22%	4,883	3,987	896	22%
Ad-Supported	360	275	85	31%	642	491	151	31%
Total	2,864	2,331	533	23%	5,525	4,478	1,047	23%

Premium revenue
For the three months ended June 30, 2022 and 2021, Premium revenue comprised 87% and 88% of our total revenue, respectively. For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, Premium revenue increased €448 million, or 22%. The increase was attributable primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU, as noted above.

For the six months ended June 30, 2022 and 2021, Premium revenue comprised 88% and 89% of our total revenue, respectively. For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, Premium revenue increased €896 million, or 22%. The increase was attributable primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU, as noted above.

Ad-Supported revenue
For the three months ended June 30, 2022 and 2021, Ad-Supported revenue comprised 13% and 12% of our total revenue, respectively. For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, Ad-Supported revenue increased €85 million, or 31%. This increase was due primarily to growth in CPM (cost per 1,000 impressions) and growth in music impressions sold, which increased revenue in our direct and programmatic channels by €43 million. Ad sales from our self-serve platform and podcast ad sales also increased revenue by €38 million during the three months ended June 30, 2022.

For the six months ended June 30, 2022 and 2021, Ad-Supported revenue comprised 12% and 11% of our total revenue, respectively. For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, Ad-Supported revenue increased €151 million, or 31%. The increase was due primarily to growth in CPM (cost per 1,000 impressions) and growth in music impressions sold, which increased revenue in our direct and programmatic channels by €72 million. Ad sales from our self-serve platform and podcast ad sales also increased revenue by €73 million during the six months ended June 30, 2022.

Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and six months ended June 30, 2022, as compared to the same period in 2021, had a favorable net impact on our revenue. We estimate that total revenue for the three and six months ended June 30, 2022 would have been approximately €191 million and €292 million lower, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2021.

Cost of revenue

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Premium	1,804	1,423	381	27%	3,508	2,816	692	25%
Ad-Supported	356	245	111	45%	642	451	191	42%
Total	2,160	1,668	492	29%	4,150	3,267	883	27%

Premium cost of revenue
For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, Premium cost of revenue increased €381 million, or 27%, and Premium cost of revenue as a percentage of Premium revenue increased from 69% to 72%. The increase in Premium cost of revenue was driven primarily by increases in new Premium Subscribers, publishing licensing rates and costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €293 million. The three months ended June 30, 2022 included a charge of €31 million related to excess and obsolete inventory and adverse purchase commitments. Additionally, there was an increase in streaming delivery costs and payment fees of €13 million and €11 million, respectively, for the three months ended June 30, 2022. The three months ended June 30, 2022 also included a net €11 million benefit related to changes in prior period estimates for rights holder liabilities, while the three months ended June 30, 2021 included a net €42 million benefit relating to changes in prior period estimates for rights holder liabilities.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, Premium cost of revenue increased €692 million, or 25%, and Premium cost of revenue as a percentage of Premium revenue increased from 71% to 72%. The increase in Premium cost of revenue was driven primarily by increases in new Premium Subscribers, publishing licensing rates and costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €578 million. The six months ended June 30, 2022 included a charge of €31 million related to excess and obsolete inventory and adverse purchase commitment. Additionally, there was an increase in streaming delivery costs and payment fees of €20 million and €22 million, respectively, for the six months ended June 30, 2022. The six months ended June 30, 2022 also included a net €11 million benefit related to changes in prior period estimates for rights holder liabilities, while the six months ended June 30, 2021 included a net €42 million benefit relating to changes in prior period estimates for rights holder liabilities.

Ad-Supported cost of revenue
For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, Ad-Supported cost of revenue increased €111 million, or 45%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 89% to 99%. The increase in Ad-Supported cost of revenue was driven primarily by higher royalty costs of €52 million due to growth in both advertising revenue and streams as well as publishing licensing rate increases and additional costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. Additionally, there was an increase in podcast costs, streaming delivery costs and advertising measurement costs of €58 million, for the three months ended June 30, 2022.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, Ad-Supported cost of revenue increased €191 million, or 42%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 92% to 100%. The increase in Ad-Supported cost of revenue was driven primarily by higher royalty costs of €84 million due to growth in both advertising revenue and streams as well as publishing licensing rate increases and additional costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. Additionally, there was an increase in podcast costs, streaming delivery costs and advertising measurement costs of €104 million, for the six months ended June 30, 2022.

Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and six months ended June 30, 2022, as compared to the same periods in 2021, had an unfavorable net impact on our cost of revenue. We estimate that total cost of revenue for the three and six months ended June 30, 2022 would have been approximately €142 million and €215 million lower, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable periods in 2021.

Gross profit/(loss) and gross margin

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Gross profit/(loss)
Premium	700	633	67	11%	1,375	1,171	204	17%
Ad-Supported	4	30	(26)	(87)%	—	40	(40)	(100)%
Consolidated	704	663	41	6%	1,375	1,211	164	14%
Gross margin
Premium	28%	31%			28%	29%
Ad-Supported	1%	11%			—%	8%
Consolidated	25%	28%			25%	27%

Premium gross profit and gross margin
For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, Premium gross profit increased by €67 million, and Premium gross margin decreased from 31% to 28%. Premium gross margin decreased due primarily to increases in publishing licensing rates and costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. There was also a €31 million charge related to excess and obsolete inventory and adverse purchase commitment during the three months ended June 30, 2022. Also contributing to the decrease in margin were changes in prior period estimates for rights holder liabilities during the three months ended June 30, 2022 compared to June 30, 2021.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, Premium gross profit increased by €204 million, and Premium gross margin decreased from 29% to 28%. Premium gross margin decreased due primarily to increases in publishing licensing rates and costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. There was also a €31 million charge related to excess and obsolete inventory and adverse purchase commitment during the six months ended June 30, 2022. Also contributing to the decrease in margin were changes in prior period estimates for rights holder liabilities during the six months ended June 30, 2022 compared to June 30, 2021.

Ad-Supported gross profit/(loss) and gross margin
For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, Ad-Supported gross profit decreased by €26 million, and gross margin decreased from 11% to 1%. The decrease in Ad-Supported gross margin was due primarily to an increase in royalty costs due to growth in both advertising revenue and streams as well as publishing licensing rate increases and additional costs incurred to deliver enhanced product features. An increase in podcast costs, streaming delivery costs, and advertising measurement costs also contributed to the decrease in Ad-Supported gross margin during the three months ended June 30, 2022.

For the six months ended June 30, 2022, as compared to the six months ended June 30, 2021, Ad-Supported gross profit decreased by €40 million, and gross margin decreased from 8% to 0%. The decrease in Ad-Supported gross margin was due primarily to an increase in royalty costs due to growth in both advertising revenue and streams as well as publishing licensing rate increases and additional costs incurred to deliver enhanced product features. An increase in podcast costs, streaming delivery costs, and advertising measurement costs also contributed to the decrease in Ad-Supported gross margin during the six months ended June 30, 2022.
Consolidated Operating expenses

Research and development

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Research and development	336	255	81	32%	586	451	135	30%
As a percentage of revenue	12%	11%			11%	10%

For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, research and development costs increased by €81 million, or 32%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €55 million as a result of increased headcount to support our growth, partially offset by a decrease in social costs of €10 million driven by share price movements. There was also an increase in information technology costs of €14 million due to increase in our usage of cloud computing services and additional software license fees. Additionally, there was an increase in travel and employee trainings of €7 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, research and development costs increased €135 million, or 30%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €103 million as a result of increased headcount to support our growth. This increase was partially offset by decreased social costs of €29 million, driven by share price movements. There was also an increase in information technology costs of €26 million due to increase in our usage of cloud computing services and additional software license fees. Additionally, there was an increase in facilities costs of €12 million and an increase in travel and employee trainings of €8 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions.

Sales and marketing

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Sales and marketing	391	279	112	40%	687	515	172	33%
As a percentage of revenue	14%	12%			12%	12%

For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, sales and marketing expense increased by €112 million, or 40%. The increase was due primarily to an increase in advertising costs of €51 million for marketing campaigns. There was also an increase in personnel-related costs of salaries and share-based compensation of €29 million as a result of increased headcount to support our growth. Additionally, there was an increase in travel and employee trainings of €9 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, sales and marketing expense increased by €172 million, or 33%. The increase was due primarily to an increase in advertising costs of €84 million for marketing campaigns. There was also an increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €54 million as a result of increased headcount to support our growth. These increases were partially offset by a decrease in social costs of €9 million, driven by share price movements. Additionally, there was an increase in travel and employee trainings of €11 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions.

General and administrative

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
General and administrative	171	117	54	46%	302	219	83	38%
As a percentage of revenue	6%	5%			5%	5%

For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, general and administrative expense increased by €54 million, or 46%. The increase was due primarily to an increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €26 million, as a result of increased headcount to support our growth. Additionally, there was an increase in consulting costs of €11 million and an increase in travel and employee trainings of €6 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, general and administrative expense increased €83 million, or 38%. The increase was due primarily to an increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €40 million, as a result of increased headcount to support our growth. Additionally, there was an increase in consulting costs of €22 million and an increase in travel and employee trainings of €7 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions.

Foreign exchange impact on total operating expenses

The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and six months ended June 30, 2022, as compared to the same periods in 2021, had an unfavorable net impact on our operating expenses. We estimate that total operating expenses for the three and six months ended June 30, 2022 would have been approximately €63 million and €89 million lower, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable periods in 2021.

Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Finance income	118	21	97	462%	293	125	168	134%
As a percentage of revenue	4%	1%			5%	3%

For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, finance income increased €97 million due primarily to an increase of €52 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. There was also an increase in the fair value gain recorded for the Exchangeable Notes of €24 million and warrants of €18 million.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, finance income increased €168 million. The increase was due primarily to fair value gains recorded for the Exchangeable Notes of €65 million. Additionally, there was an increase in fair value gains recorded for warrants of €46 million. There was also an increase of €45 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, transaction costs from the issuance of Exchangeable Notes, and foreign currency losses.

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Finance costs	(14)	(25)	11	(44)%	(28)	(56)	28	(50)%
As a percentage of revenue	—%	(1)%			(1)%	(1)%

For the three months ended June 30, 2022 as compared to the three months ended June 30, 2021, finance costs decreased €11 million. The decrease was due primarily to a decrease of €12 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, finance costs decreased €28 million. The decrease was due to €18 million of transaction costs recorded during the six months ended June 30, 2021 in connection with the issuance of the Exchangeable Notes. There was also a decrease of €12 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Income tax expense

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Change		2022	2021	Change
	(in € millions, except percentages)
Income tax expense	35	28	7	25%	59	92	(33)	(36)%
As a percentage of revenue	1%	1%			1%	2%

For the three months ended June 30, 2022, income tax expense was €35 million, compared to an income tax expense of €28 million for the three months ended June 30, 2021. The expense for the three months ended June 30, 2022 was due primarily to utilization of historical share-based compensation deductions recognized in equity. The expense for the three months ended June 30, 2021 was due primarily to reassessment of uncertain tax positions and current period share-based compensation deductions recognized in equity.

For the six months ended June 30, 2022, income tax expense was €59 million, compared to an income tax expense of €92 million for the six months ended June 30, 2021. The expense for the six months ended June 30, 2022 was due primarily to utilization of historical share-based compensation deductions recognized in equity. The expense for the six months ended June 30, 2021 was due primarily to a reassessment of uncertain tax positions of €38 million, current period share-based compensation deductions and the unrealized decrease in the fair value of the TME investment which resulted in additional tax expense.

Non-IFRS Financial Measure
We have reported our financial results in accordance with IFRS as issued by IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.

We define "Free Cash Flow" as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Six months ended June 30,
	2022	2021
	(in € millions)
Net cash flows from operating activities	76	119
Capital expenditures	(15)	(44)
Change in restricted cash	(2)	—
Free Cash Flow	59	75

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, and investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €68 million from €3,500 million as of December 31, 2021 to €3,568 million as of June 30, 2022.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, the acquisition of other companies, competitive factors, the COVID-19 pandemic, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. While the COVID-19 pandemic has not materially impacted our liquidity and capital resources to date, it has led to increased disruption and volatility in capital markets and credit markets. The pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Based on past performance and current expectations, we believe our strong cash and cash equivalents and short term investments position are critical at this time of uncertainty due to the COVID-19 pandemic, and allow us to use our cash resources for working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations. For additional information, refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F and Part II, Item 1A. "Risk Factors" in our quarterly report for the three months ended March 31, 2022.

Share Repurchase Program

On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through June 30, 2022, 469,274 shares were repurchased for €100 million under this program.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.

Exchangeable Notes

On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting the transaction costs. See Note 17 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes.

Cash Flow

	Six months ended June 30,
	2022	2021	Change
	(in € millions, except percentages)
Net cash flows from operating activities	76	119	(43)
Net cash flows used in investing activities	(213)	(153)	(60)
Net cash flows from financing activities	2	1,256	(1,254)
Free Cash Flow(1)	59	75	(16)

(1)For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see "Non-IFRS Financial Measure" above.

Operating activities
Net cash flows from operating activities decreased by €43 million to €76 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The decrease was due primarily to an increase in operating loss adjusted for non-cash items including depreciation, amortization, excess and obsolete reserve, and share-based compensation expense, resulting in a decrease in cash flows from operating activities of €137 million in aggregate. This change was partially offset by favorable changes in working capital movements of €117 million, principally due to favorable movements in trade and other liabilities and trade receivables and other assets, partially offset by unfavorable movements in deferred revenue.

Investing activities
Net cash flows used in investing activities increased by €60 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The increase was due primarily to an increase in cash consideration used in business combinations, net of cash acquired, of €98 million, partially offset by a decrease in purchases of property and equipment of €29 million.

Financing activities
Net cash flows from financing activities decreased by €1,254 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The decrease was due primarily to net proceeds of €1,223 million from the issuance of Exchangeable Notes during the three months ended June 30, 2021 whereas no such activity occurred during the three months ended June 30, 2022. In addition, there was a decrease in proceeds from exercise of stock options of €34 million.

Free Cash Flow
Free Cash Flow decreased by €16 million to €59 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, due primarily to a decrease in net cash flows from operating activities of €43 million, as described above, partially offset by a decrease in capital expenditures of €29 million.

Restrictions on Subsidiaries to Transfer Funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company's direct subsidiaries and by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company's direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group's business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company's ability to fund its financial and other obligations.

Indebtedness
As of June 30, 2022, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 17 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Off-Balance Sheet Arrangements

As of June 30, 2022, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of June 30, 2022:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	2,256	746	1,510	—	—
Exchangeable Notes (2)	1,431	—	—	1,431	—
Lease obligations (3)	906	100	195	187	424
Purchase obligations (4)	1,102	287	592	83	140
Deferred consideration (5)	40	12	28	—	—
Total	5,735	1,145	2,325	1,701	564

(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but had not yet commenced as of June 30, 2022. Lease obligations relate to our office space. The lease terms are up to twelve years. See Note 9 to the interim condensed consolidated financial statements for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments.
(5)Included in deferred consideration are obligations to transfer €40 million of cash consideration over the next four years to former owners of certain entities we have acquired.
Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long-term investments. Refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates due to the COVID-19 pandemic, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on (Loss)/income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure, at June 30, 2022. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	USD	SEK
	(in € millions)
Decrease/(increase) in loss before tax	127	(13)

Translation Exposure Sensitivity

The impact on our equity would be approximately €130 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at June 30, 2022.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €2 million and €4 million for the three and six months ended June 30, 2022, respectively.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company's ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.

A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,126 million to €1,130 million at June 30, 2022.

A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €3 million to €6 million at June 30, 2022.

A 10% decrease or increase in the Company's ordinary share price would have resulted in a change in the accrual for social costs on outstanding share-based compensation awards of €1 million at June 30, 2022.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €610 million to €745 million at June 30, 2022.

Critical Accounting Policies and Estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenue, share-based compensation, content, warrants, Exchangeable Notes, business combinations, the incremental borrowing rate, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.

Recent Accounting Pronouncements
There are no new International Financial Reporting Standards (“IFRS") or IFRS Interpretation Committee ("IFRIC") interpretations effective for the six months ended June 30, 2022 that have a material impact to the interim condensed consolidated financial statements. See Note 2 to our interim condensed consolidated financial statements included in this document.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, and cash flows.

For a discussion of legal proceedings in which we are involved, see Note 20 and Note 22 to our interim condensed consolidated financial statements included in this report.

Item 1A. Risk Factors

There have been no material changes from the risk factors and information disclosed in Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F and Part II, Item 1A. "Risk Factors" in our quarterly report for the three months ended March 31, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity

Share repurchase activity during the three months ended June 30, 2022 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2022 - April 30, 2022	—	$—	—	$895,551,413
May 1, 2022 - May 31, 2022	—	$—	—	$895,551,413
June 1, 2022 - June 30, 2022	—	$—	—	$895,551,413
Total	—	$—	—	$895,551,413

(1)     This column includes all the shares repurchased as a part of the repurchase program announced on August 20, 2021. No ordinary shares were repurchased during the three months ended June 30, 2022. See Note 15 to our interim condensed consolidated financial statements included in this report for additional details. As of June 30, 2022, we had repurchased a total of approximately $104 million under the share repurchase program.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: July 27, 2022	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer